

Mail Stop 4628

April 14, 2017

Via E-mail
Sean Menke
President and Chief Executive Officer
Sabre Corporation
3150 Sabre Drive
Southlake, TX 76092

      Re: Sabre Corporation
              10-K for Fiscal Year Ended December 31, 2016
              Filed February 17, 2017
              File No. 001-36422

Dear Mr. Menke:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. In a letter to us dated March 10, 2014 you described your GDS contracts with carriers that fly to Sudan and Syria. You state on page 15 of the 10-K that you have "GDS contracts with carriers that fly to" countries including Syria, and you refer to Sudan and Syria in stating your belief that your "activities are designed to comply with certain travel-related exemptions" to economic sanctions regulations. Additionally, in a 2016 interview the CEO of your subsidiary Sabre Travel Network Middle East (STNME) referred to STNME's offices in countries including Syria.

   As you know, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria since your 2014 letter, whether through subsidiaries, affiliates, distributors, partners, customers, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

2. Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Barbara Jacobs
       Assistant Director
       Division of Corporation Finance

       Rachel A. Gonzalez
       Executive Vice President and General Counsel
       Sabre Corporation

       Steve Milton
       Corporate Secretary and Associate General Counsel
       Sabre Corporation